EXHIBIT 12.01

GOLDEN STATE WATER COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

	For The Year Ended December 31

						Nine months
						ended Sept. 30,
	2003	2004	2005	2006	2007	2008

Earnings
Pre-tax income from continuing operations	$22,134	$36,467	$50,401	$39,394	$46,979	$35,448
Add: Fixed charges	17,778	17,982	14,066	20,007	20,967	15,766

Earnings available for fixed charges	39,912	54,449	64,467	59,401	67,946	51,214

Fixed charges
Interest Expense (1)	17,061	17,168	13,288	19,186	20,063	15,035
Interest component of rentals (2)	717	814	778	821	904	731

Total fixed charges	17,778	17,982	14,066	20,007	20,967	15,766

Ratio of earnings to fixed charges	2.25	3.03	4.58	2.97	3.24	3.25

             (1) Includes amortization of debt issuance costs.
             (2) Reflects one-third of rental expense under operating leases considered to represent an approximate interest factor.